Exhibit 1.5
CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.
25th Floor, 700 West Georgia Street
Vancouver, British Columbia
V7Y 1B3
CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD. ANNOUNCES EXTENSION OF
ITS TAKE-OVER BID FOR CORRIENTE RESOURCES INC. TO APRIL 28, 2010
VANCOUVER, BRITISH COLUMBIA, March 24, 2010 — CRCC-Tongguan Investment (Canada) Co., Ltd., (the “Offeror”) announced today that the expiry time of its offer to purchase (the “Offer”) all of the issued and outstanding common shares of Corriente Resources (“Corriente”) at a price of Cdn.$8.60 in cash per common share, including all common shares that may become issued and outstanding upon the exercise of outstanding stock options, has been extended until April 28, 2010.
The Offer is now open for acceptance until 5:00 p.m. (Vancouver time) on April 28, 2010, unless the Offer is extended or withdrawn. The Offer is subject to certain conditions, including receipt of all necessary regulatory approvals. The Offeror believes that all regulatory approvals necessary to complete the Offer will be obtained prior to the expiry of the Offer.
A notice announcing the extension of the Offer will be mailed to registered holders of Corriente common shares and options promptly after the date hereof. The notice will also be available for review on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
The Offeror is a wholly-owned direct subsidiary of CRCC-Tongguan Investment Co., Ltd. (“CT Holdco”) which is in turn a jointly-owned direct subsidiary of Tongling Nonferrous Metals Group Holdings Co., Ltd. (“Tongling”) and China Railway Construction Corporation Limited (“CRCC”).
THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES.
Information for shareholders in the United States
The Offer is being made for the securities of a Canadian issuer, and while the offer documents are subject to applicable disclosure requirements in Canada, investors should be aware that these requirements are different from those of the United States.
The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror and Corriente are incorporated under the laws of British Columbia, that CT Holdco, Tongling and CRCC are incorporated under the laws of the People’s Republic of China, that all or the majority of the officers and directors of each of the Offeror, CT Holdco, Tongling, CRCC and Corriente reside outside the United States, that some of the experts named in the offer documents may reside outside the United States, and that all or a substantial portion of the assets of the Offeror, CT Holdco, Tongling, CRCC, Corriente and the other above-mentioned persons are located outside the United States.

Shareholders in the United States should be aware that the Offeror, CT Holdco, Tongling, CRCC or their respective affiliates, directly or indirectly, may bid for or make purchases of Corriente common shares during the period of the Offer, as permitted by Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504 and any other applicable laws in Canada.
For further information, please contact:
Georgeson Shareholder Communications Canada, Inc.,
Information Agent for the Offer,
North American Toll Free Number: 1-866-374-0472
Banks and Brokers Collect Number: 1-212-806-6859
Email: gsproxygroup@gscorp.com